

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 10, 2017

Darryl Pane
Chief Executive Officer
StreamNet, Inc.
7582 Las Vegas Blvd.
Las Vegas, NV 89123

> **Re: StreamNet, Inc.**
> **Post-Qualification Amendment No.1 to Offering Statement on Form 1-A**
> **Filed March 28, 2017**
> **File No. 024-10590**

Dear Mr. Payne:

    We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us how you determined that you are eligible to conduct this offering as a Tier 1 offering pursuant to Rule 251(a)(1) of Regulation A. In this regard, your disclosure indicates that you will offer a maximum of $20,000,000 in common stock in a primary offering and "[i]n addition, 400,000 shares of Common Stock are being offered by a selling shareholder" for an offering amount of $2,000,000. It appears that the total maximum offering amount exceeds the total aggregate offering price for an offering eligible to be qualified under Tier 1. Please advise or revise your offering statement to comply with the Tier 2 requirements of Rule 251(a) of Regulation A.

2. We note information on or linked from your website stating that you have signed an agreement to receive $10 Million USD" in a first round of funding. Please tell us if this funding relates to this offering or the issuance of shares pursuant to the Form 1-A qualified on November 23, 2016. In this regard, if the advertised round of funding related to an issuance of securities separate from this offering, please tell us how it complies with Rule 251(c) of Regulation A and whether or not any funds have been

received. Additionally, please revise your offering statement and circular, to the extent applicable, to reflect the $10 million funding referenced on your website.

3. We note your disclosure in Part 1 of the Offering Circular that you have utilized solicitation of interest communications in connection with the proposed offering. However, it does not appear that you have filed such materials with the Commission as required by Item 17 of Form 1-A. Please file these materials.

Selling Shareholders, page 13

4. We note your disclosure that selling shareholders may sell their shares at "market prices prevailing at the time of sale, prices related to the prevailing market prices, at negotiated prices, or at fixed prices". Please note that the final rules amending Regulation A restrict all "at the market" secondary offerings. See Final Rule: Amendments to Regulation A (SEC Release No. 33-9741). As such, please disclose the fixed price at which the selling shareholder shares will be offered during the duration of the offering and remove the references to selling such shares at prevailing market prices. Refer also to Rule 251(d)(3)(ii) of Regulation A.

Financial Statements, page 35

5. Please revise to label the financial statements as "unaudited". Refer to General Instruction (b)(2) of Part F/S in Form 1-A.

Exhibits

6. Please file an updated legal opinion relating to the securities covered by this offering statement. Please also file the escrow agreement with Esquire Bank. Refer to Item 17 of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer López, Staff Attorney, at (202)551-3792, Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products